EXHIBIT 12

                             CARRIAGE SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (UNAUDITED AND IN THOUSANDS)

                                                                                          THREE
                                                                                      MONTHS ENDED
                                                                                        MARCH 31,
                                  1995*       1996*      1997       1998       1999       2000
                                 -------     -------    -------    -------    -------    -------
Fixed charges:
   Interest expense .........    $ 3,684     $ 4,347    $ 5,889    $ 9,720    $17,358    $ 5,360
   Amortization of
    capitalized expenses
    related to debt .........         50         150        200        150        242        114
   Rental expense ...........        317         308        629        720        876        274
                                 -------     -------    -------    -------    -------    -------
Total fixed charges before
   capitalized interest and
   preferred stock dividends       4,051       4,805      6,718     10,590     18,476      5,748
Capitalized interest ........        175         250        450        600        686        147
                                 -------     -------    -------    -------    -------    -------
     Total fixed charges ....      4,226       5,055      7,168     11,190     19,162      5,895
Preferred stock dividends ...       --         1,037      1,627      1,082        167         36
                                 -------     -------    -------    -------    -------    -------
     Total fixed charges
     plus preferred dividends      4,226       6,092      8,795     12,272     19,329      5,931
                                 -------     -------    -------    -------    -------    -------

Earnings available for fixed
   charges:
Earnings (loss) before income
   taxes and extraordinary
   item .....................     (1,800)        345      8,217     17,023     19,361      5,283
Add fixed charges before
   capitalized interest and
   preferred stock dividends       4,051       4,805      6,718     10,590     18,476      5,748
                                 -------     -------    -------    -------    -------    -------
Total earnings available
   for fixed charges ........    $ 2,251     $ 5,150    $14,935    $27,613    $37,837    $11,031
                                 -------     -------    -------    -------    -------    -------
Ratio of earnings to
   fixed charges (1) ........       0.53        1.02       2.08       2.47       1.97       1.87
                                 =======     =======    =======    =======    =======    =======

Ratio of earnings to fixed
charges plus dividends (1) ..       0.53        0.85       1.70       2.25       1.96       1.86
                                 =======     =======    =======    =======    =======    =======

(1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

* Earnings were inadequate to cover fixed charges. The coverage deficiency was $1,975,000 and $942,000 for 1995 and 1996 respectively.